Avatech Solutions, Inc.
                             11400A Cronridge Drive
                          Owings Mills, Maryland 21117
                                 (410) 581-8080





                                October 8, 2003



Barbara C. Jacobs
Assistant Director
Office of Computers and Online Services
United States Securities and Exchange Commission
450 Fifth St., N.W.
Washington, D.C.  20549

         Re:      Avatech Solutions, Inc.
                  Registration Statement on Form S-1, as amended
                  File No. 333-104035

Dear Ms. Jacobs:

     We hereby apply to withdraw our Registration Statement on Form S-1, File No. 333-104035, because we wish to make a private offering of convertible securities

     The above-referenced registration statement has not become effective and we have not sold any securities in connection with the offering. We intend, in accordance with Rule 155(c), to make a subsequent private offering of our securities.

                                       Sincerely,

                                       AVATECH SOLUTIONS, INC.


                                       By:               /s/
                                          --------------------------------------
                                          Donald R. "Scotty" Walsh,
                                          Chief Executive Officer


Copy to: Robert Bell